UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-41734

Prestige Wealth Inc.

Suite 3201, Champion Tower

3 Garden Road, Central

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Information Contained in this Form 6-K Report

As previously reported, on July 23, 2024, Prestige Wealth Inc. (the “Company”) received a written notification from the Nasdaq Listing Qualifications Department of the Nasdaq Stock Market (“Nasdaq”) that the closing bid price of our Class A ordinary shares had been below $1.00 per share for the previous 30 consecutive business days, and that the Company was not in compliance with the minimum bid price requirement for continued listing on Nasdaq under Nasdaq Listing Rule 5550(a)(2) (the “Rule”). The Company was provided 180 calendar days to regain compliance.

On December 18, 2024, the Company received written notice from the Listing Qualifications Staff of Nasdaq notifying the Company that, for more than the last ten (10) consecutive business days, from December 4, 2024, to December 17, 2024, the closing bid price of the Company’s Class A ordinary shares was $1.00 per share or greater. Accordingly, the written notice stated that the Company has regained compliance with the minimum bid price listing requirement set forth under the Rule.

On December 19, 2024, the Company issued a press release announcing that it regained compliance with Nasdaq listing requirements.

The full text of the press release is attached to this current report on Form 6-K as Exhibit 99.1

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated December 19, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prestige Wealth Inc.

Date: December 19, 2024	By:	/s/ Hongtao Shi
	Name:	Hongtao Shi
	Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

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